                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3

                                QUARTERLY REPORT


                       FOR THE QUARTER ENDED JUNE 30, 2004



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



    This report is being submitted as a combined filing for NiSource Inc. and
                             Columbia Energy Group.



 Please direct all inquiries to Jeffrey Grossman, Vice President and Controller of NiSource Inc. at 219-647-5675



                       NISOURCE INC./COLUMBIA ENERGY GROUP
                                801 E 86th Avenue
                             Merrillville, IN 46410




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                                    CONTENTS

                                                                        Page

ITEM 1.  ORGANIZATION CHART.............................................  3

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
         CONTRIBUTIONS..................................................  4

ITEM 3.  ASSOCIATE TRANSACTIONS.........................................  4

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT................................  6

ITEM 5.  OTHER INVESTMENTS..............................................  6

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS..............................  6

EXHIBITS................................................................  7

SIGNATURE...............................................................  8

EXHIBIT A...............................................................  9

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ITEM 1.  ORGANIZATION CHART




            NAME OF COMPANY                                                                PERCENTAGE
     (ORGANIZATION CHART HIERARCHY)           ENERGY OR                                    OF VOTING
 (INACTIVE COMPANIES DENOTED WITH (*))       GAS-RELATED        DATE OF      STATE OF      SECURITIES
(REPORTING COMPANIES DENOTED WITH (**))        COMPANY        ORGANIZATION  ORGANIZATION     HELD          NATURE OF BUSINESS
------------------------------------------------------------------------------------------------------------------------------------

NiSource Inc.                                        N/A            N/A           N/A         N/A                    N/A
     Columbia Energy Group                           N/A            N/A           N/A         N/A                    N/A
         Columbia Atlantic Trading
           Corporation (**)                      Gas-related     03/19/74      Delaware       100%           Gas-related ventures

         Columbia Deep Water Services
           Company (**)                          Gas-related     01/07/98      Delaware       100%         Gas pipeline development

         Columbia Energy Services
            Corporation (**)                   Energy-related    06/06/60      Kentucky       100%         Energy-related services
             NewPower Holdings (**)            Energy-related    06/29/00      Delaware       1.0%              Gas Marketing
         Columbia Gas Transmission
            Corporation (**)                     Gas-related     03/03/69      Delaware       100%         Interstate gas pipeline

         Columbia Gulf Transmission
            Company (**)                         Gas-related     05/28/58      Delaware       100%         Interstate gas pipeline
     Energy USA, Inc.                                N/A            N/A           N/A         N/A                    N/A
         EnergyUSA-TPC Corporation (**)        Energy-related    08/10/00      Delaware       100%              Gas marketing
         NI Energy Services Transportation,
            Inc. (**)                            Gas-related     06/18/98       Indiana       100%               Gas pipeline

         NI-TEX, Inc.                                N/A            N/A           N/A         N/A                    N/A
            Laredo Nueces Pipeline
            Company (*) (**)                     Gas-related     9/19/1998       Texas        50%                Gas pipeline

     Granite State Gas
            Transmission (**)                    Gas-related     10/24/55    New Hampshire    100%         Interstate gas pipeline

     NI Energy Services, Inc.                        N/A            N/A           N/A         N/A                    N/A
         Crossroads Pipeline
            Company (**)                         Gas-related     04/05/93       Indiana       100%         Interstate gas pipeline

         NESI Power Marketing,
            Inc. (*) (**)                      Energy-related    07/18/96       Indiana       100%             Power Marketing

     NiSource Energy Technologies, Inc.              N/A            N/A           N/A         N/A                    N/A

            SunPower Corporation (**)          Energy-related    04/24/85     California     14.7%          Development of energy
                                                                                                                technologies
         Acumentrics Corporation (**)          Energy-related    08/18/94    Massachusetts    3.1%          Developer of solid
                                                                                                              oxide fuel cells
     NiSource Retail Service, Inc. (**)        Energy-related    11/12/03      Delaware       100%         Energy-related services
     Northern Indiana Fuel and Light
         Company, Inc.                               N/A            N/A           N/A         N/A                    N/A

         Northern Indiana Trading
         Company, Inc. (**)                    Energy-related    02/10/88       Indiana       100%              Gas marketing


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ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


SECURITIES:

Company         Type of        Principal                                    Person to        Collateral      Consideration
   Issuing     Security        Amount of     Issue or       Cost of       Whom Security      Given with      Received for
  Security      Issued         Security       Renewal       Capital        was Issued         Security       Each Security
---------------------------------------------------------------------------------------------------------------------------
None





CAPITAL CONTRIBUTIONS:

        Company                      Company
     Contributing                   Receiving                    Amount of
        Capital                      Capital               Capital Contribution
--------------------------------------------------------------------------------
None




ITEM 3.  ASSOCIATE TRANSACTIONS

PART I. TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE COMPANIES


  Reporting      Associate
   Company        Company        Types of       Direct      Indirect                  Total
  Rendering      Receiving       Services        Costs        Costs      Cost of     Amount
  Services       Services        Rendered       Charges      Charges     Capital     Billed
---------------------------------------------------------------------------------------------
None


PART II. TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANIES



   Associate Company       Reporting Company      Types of Services    Direct Costs   Indirect Costs    Cost of     Total Amount
  Rendering Services       Receiving Services          Rendered           Charged        Charges        Capital        Billed
----------------------------------------------------------------------------------------------------------------------------------

NiSource Corporate         Columbia Atlantic
Services Company                Trading             Administrative        $       704                    None          $        704

Columbia Gulf                                        Operation &
Transmission              Columbia Deep Water        Maintenance                         $    12,013     None          $     12,013

NiSource Corporate
Services Company          Columbia Deep Water       Administrative        $     4,919                    None          $      4,919

NiSource Corporate          Columbia Energy
Services Company                Services            Administrative        $    78,092                    None          $     78,092

NiSource Corporate            Columbia Gas
Services Company              Transmission          Administrative        $11,056,344                    None          $ 11,056,344

NiSource Corporate           Columbia Gulf
Services Company              Transmission          Administrative        $ 2,481,103                    None          $  2,481,103

NiSource Corporate
Services Company             EnergyUSA-TPC          Administrative        $   347,339                    None          $    347,339

NiSource Corporate
Services Company           Granite State Gas        Administrative        $   106,094                    None          $    106,094

NiSource Corporate
Services Company          Crossroads Pipeline       Administrative        $    97,221                    None          $     97,221

NiSource Corporate          NiSource Retail
Services Company            Service Company         Administrative        $   548,137                    None          $    548,137


ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT

(in thousands)
-----------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ENERGY-RELATED COMPANIES:
    Total consolidated capitalization as of June 30, 2004                       $ 10,154,954                     Line 1

    Total capitalization multiplied by 15% (line 1 multiplied by 0.15)          $  1,523,243                     Line 2

    Greater of $50 million or line 2                                                               $1,523,243    Line 3

    Total current aggregate investment:  (categorized by major line of energy-related business)
    Energy-related services                                                     $         10
                                                                                ------------
    Total current aggregate investment                                                             $       10    Line 4
                                                                                                   ----------
    Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered
    holding company system (line 3 less line 4)                                                    $1,523,243    Line 5

INVESTMENTS IN GAS-RELATED COMPANIES:
    Total current aggregate investment:  (categorized by major line of energy-related business)
    Energy-related business
                                                                                ------------
    Total current aggregate investment                                                             $        -
                                                                                                   ----------





ITEM 5.  OTHER INVESTMENTS



                                             Other Investment in      Other Investment in
          Major Line of Energy-               last U-9C-3 Report      this U-9C-3 Report     Reason for difference
           Related Business *                   (in thousands)          (in thousands)        in Other Investment
------------------------------------------  ----------------------- ----------------------- -------------------------

Gas Pipeline and Pipeline Development                            -        $       2,211,177             a
Other Gas-Related Business                        $      1,088,919                        -             b
Gas and Power Marketing                           $         22,899        $         473,141             c
Other Energy-Related Business                     $        645,478        $         504,042             d



* For Columbia, the scope of the reporting of other investments includes investments, including gas-related guarantees, made before February 14, 1997, in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2). For NiSource Inc. the scope of the reporting of other investments includes investments made prior to 11-1-00 (date on which NiSource became a registered holding company) in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2).

a. The current quarter includes investments in Columbia Gas Transmission, Columbia Gulf Transmission, Granite State Gas, and Crossroads Pipeline, which were not included in the previous period.
b. The prior period included investment and residual guarantees of previously sold entities.
c. The current period includes gas and power marketing guarantees not included in the previous period.
d. The prior period included an investment and residual guarantees of a previously sold entity.


ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.

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                                    EXHIBITS

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

       NOT APPLICABLE

2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

       EXHIBIT A

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                                   SIGNATURE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.








                                                         NiSource Inc
                                              ---------------------------------
                                                         (Registrant)







Date:    August 26, 2004                By:         /s/ Jeffrey W. Grossman
                                              ---------------------------------
                                                      Jeffrey W. Grossman
                                                        Vice President
                                                 (Principal Accounting Officer
                                                 and Duly Authorized Officer)

                                    EXHIBIT A


CERTIFICATE

NiSource's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended March 31, 2004 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of each such state utility commission is:

     Public Service Commission of Maryland
     6 St. Paul Centre
     Baltimore, MD 21202

     Public Utilities Commission of Ohio
     180 East Broad Street
     Columbus, OH 43215

     Pennsylvania Public Utility Commission
     901 North 7th Street Rear
     Harrisburg, PA 17105-3265

     Virginia State Corporation Commission
     1300 East Main Street
     Richmond, VA 23219

     Indiana Utility Regulatory Commission
     302 West Washington Street, Room E 306
     Indianapolis, IN  46204

     Maine Public Utilities Commission
     242 State Street
     Augusta, ME  04333

     Massachusetts Department of Telecommunications & Energy
     One South Station
     Boston, MA  02110

     New Hampshire Public Utilities Commission
     8 Old Suncook Road
     Concord, NH  03301